May 12, 2021

VIA EDGAR AND FEDERAL EXPRESS

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Irene Paik, Joe McCann, Tara Harkins and Dan Gordon

Re:	Centessa Pharmaceuticals Ltd
Registration Statement on Form S-1
Filed April 21, 2021
CIK No. 0001847903
File No. 333-255393

Ladies and Gentlemen:

This letter is being submitted on behalf of Centessa Pharmaceuticals Ltd (the “Company”) in response to comments contained in the letter dated May 11, 2021 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Saurabh Saha, M.D., Ph.D., Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 that was filed on April 21, 2021. The Company is concurrently filing an amended Registration Statement (the “Amendment”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to the Amendment. Two copies of this letter and the marked Amendment will be provided to Irene Paik of the Commission.

Registration Statement on Form S-1 filed April 21, 2021

If we are a passive foreign investment company (PFIC)..., page 88

1.

Please revise the risk factor heading and the disclosure on page 10 to state, if true, that there is substantial uncertainty regarding your current and future status under the Code. We further note your disclosure on page 89 indicating that your operations currently generate very limited amounts of non-passive income. To the extent that you believe it is probable that you will be a PFIC in 2021, please revise both the risk factor and Summary accordingly. Also revise the risk factor disclosure to explain the consequences to stockholders if one or more of of the Centessa Subsidiaries are treated as a PFIC.

RESPONSE: The Company advises the Staff that it has revised its disclosure on pages 10 and 89 to expressly state that there is substantial uncertainty regarding its status as a passive foreign investment company (“PFIC”). The Company additionally advises the Staff that it has revised its disclosures on pages 20 and 344 to state its belief as to its anticipated PFIC status for 2020 and 2021. The

United States Securities and Exchange Commission

May 12, 2021

Company directs the Staff to page 90 for a discussion of the material consequences to shareholders of the Company in the event that the Company is determined to be a PFIC for such years or in future years. The Company supplementally advises the Staff that it has not determined whether one or more of the Company’s subsidiaries are, were or are expected to be a PFIC for any historical or ongoing periods. As a result, the Company has revised its disclosure on page 90 to discuss the potential consequences to the Company’s shareholders if one or more of its subsidiaries is determined to be a PFIC.

Funding Requirements, page 125

2.

We refer to prior comment 20 and reissue. In this regard, the timing, costs and funding associated with the infrastructure expansion remains unclear and it does not appear that any offering proceeds are intended to cover these expenses. In light of the disclosure on page 2 and elsewhere concerning the importance of having centralized resources, please revise to provide additional details concerning these plans.

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 126 to provide additional details, including anticipated timing of its plans for infrastructure expansion and the use of offering proceeds therefor. The Company supplementally advises the Staff that it expects the vast majority of the expenses associated with the planned infrastructure expansion to be in the form of personnel hires and ongoing compensation expenses rather than one-time capital expenditures. As a result, while the Company is unable to estimate at this time the costs associated with infrastructure expansion activities, the Company has revised its disclosure on page 99 to provide additional details on the specific nature of its build-out plans.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Centessa Pharmaceuticals Limited

Incentivization Agreements, page 128

3.

Please revise to explain the term “exit” and/or “exit event” for purposes of these agreements. Also, revise here, or elsewhere as appropriate, to discuss any rights or obligations in the event that you determine to “terminate” a program, as referenced on page 2.

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 129 to explain the terms “exit” and “exit event” for purposes of its incentivization agreements, and to discuss rights and obligations of the Company if one or more programs subject to its incentivization agreements is terminated.

4.	Please expand your description of the incentivization agreements to disclose the termination provisions.

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 130 to summarize the termination provisions in its incentivization agreements.

United States Securities and Exchange Commission

May 12, 2021

Exhibits

5.	Please file as an exhibit to the registration statement the acquisition documents that include the provisions regarding payments due to Chiesi and former Cardiokine stakeholders, or advise.

RESPONSE: The Company advises the Staff that it has filed as exhibits to the registration statement the acquisition and related documents that govern payment obligations of the Company to Chiesi and former Cardiokine stakeholders.

If you require additional information, please telephone the undersigned at (212) 813-8853.

Sincerely,

/s/ Edwin O’Connor

Edwin O’Connor

cc:

Saurabh Saha, M.D., Ph.D., Centessa Pharmaceuticals Ltd.

Gregory Weinhoff, Centessa Pharmaceuticals Ltd.

Iqbal Hussain, Centessa Pharmaceuticals Ltd.

Mitchell Bloom, Goodwin Procter LLP

Graham Defries, Goodwin Procter LLP

James Xu, Goodwin Procter LLP